

May 5, 2020

Joseph Moscato
Chief Executive Officer
NuGenerex Immuno-Oncology, Inc.
10102 USA Today Way
Miramar, FL 33025

> **Re: NuGenerex Immuno-Oncology, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed March 12, 2020**
> **File No. 000-56153**

Dear Mr. Moscato:

We issued comments to you on the above captioned filing on April 8, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 19, 2020.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Ada Sarmento at (202) 551-3798 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Wofford, Esq.